Exhibit 99.1

Press Release

GasLog Partners LP Announces Election of Directors at 2015 Annual Meeting of Limited Partners

NEW YORK – May 12, 2015 – GasLog Partners LP (the “Partnership”) (NYSE: GLOP), a master limited partnership focused on owning and operating liquefied natural gas (“LNG”) carriers, announced the election of three directors at the Partnership’s annual meeting of limited partners held in New York today.

The elected directors are Robert B. Allardice III as a Class I Director, Pamela Gibson as a Class II Director and Daniel Bradshaw as a Class III Director to hold office until the 2016, 2017 and 2018 annual meetings, respectively.

Limited partners also ratified the appointment of Deloitte LLP as the Partnership’s independent auditors for the fiscal year ending December 31, 2015.

About GasLog Partners LP

GasLog Partners LP is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under long-term charters. GasLog Partners LP’s fleet consists of five LNG carriers with an average carrying capacity of 151,000 cbm, each of which has a multi-year time charter. For more information, please visit the GasLog Partners LP website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to the Partnership’s operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies and business prospects, and changes and trends in the Partnership’s business and the markets in which it operates. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Partnership’s expectations and projections. Accordingly, you should not unduly rely on any forward-looking statements. Factors that might cause future results and outcomes to differ include:

●	LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
●	our ability to enter into time charters with new and existing customers;
●	changes in the ownership of our charterers;
●	our customers’ performance of their obligations under our time charters;
●	changing economic conditions and the differing pace of economic recovery in different regions of the world;
●	our future financial condition, liquidity and cash available for dividends and distributions;
●
our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, the ability of our lenders to meet their funding obligations, and our ability to meet the restrictive covenants and other obligations under our credit facilities;

●
our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;

●	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
●	number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses;
●	fluctuations in currencies and interest rates;
●	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
●	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
●	requirements imposed by classification societies;
●	risks inherent in ship operation, including the discharge of pollutants;
●	availability of skilled labor, ship crews and management;
●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
●	potential liability from future litigation; and
●
other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 17, 2015. Copies of the Annual Report, as well as subsequent filings, are available online at http://www.sec.gov.

The Partnership does not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Contacts:
Simon Crowe
Chief Financial Officer
Phone: +44-203-388-3108

Jamie Buckland
Head of Investor Relations
Phone: +44-203-388-3116
Email: ir@gaslogltd.com

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